EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary describes our common stock and preferred stock, as well as certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to the applicable provisions of the Delaware General Corporation Law.

Authorized Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.00001 per share, and 5,000,000 shares of preferred stock, par value $0.00001 per share. All of our outstanding shares of common stock are paid and nonassessable.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “PMVP.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (800) 937-5449.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our amended and restated certificate of incorporation provides that the board of directors is authorized, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Preferred stock will be fully paid and nonassessable upon issuance.

Registration Rights of Certain Stockholders

Certain of our stockholders have registration rights under our amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), between us and such stockholders. These stockholders (and certain of their permitted transferees), may request that we file registration statements under the Securities Act of 1933, as amended, or the Securities Act, and, upon such request and subject to minimum size and other conditions, we will be required to effect any such registration. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all of these registrations. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Investors’ Rights Agreement, a copy of which has been filed as an exhibit to this Annual Report on Form 10-K.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Classified Board of Directors

Our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause by a vote of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote.

Director Vacancies

Only our board of directors may fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that Stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law or subject to the terms of any series of Preferred Stock, special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our President or our board of directors acting pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Procedures for Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although our amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the General Corporation Law of the State of Delaware, or DGCL, except that amendment of certain provisions would require the approval of two-thirds of our then outstanding voting securities. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of certain provisions, which would require the approval of a two-thirds majority of our then outstanding voting securities. Additionally, our amended and restated certificate of incorporation provides that our bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Stock Market LLC, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-takeover Statute

We are governed by Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.